SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G

(Amendment No. )

JAKKS PACIFIC, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

47012E106

(CUSIP Number of Class of Securities)

June 3, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ RULE 13d-1(b)

☒ RULE 13d-1(c)

☐ RULE 13d-1(d)

CUSIP NO. 47012E106	Page 2 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prentice Capital Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,213,714
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,213,714

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,213,714
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.21%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

*Beneficial ownership percentage is based upon 23,277,563 shares of common stock, $0.001 par value per share, of JAKKS Pacific, Inc., a Delaware corporation (the “Company”), issued and outstanding as of May 12, 2014, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed with the Securities and Exchange Commission on May 13, 2014.

CUSIP NO. 47012E106	Page 3 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Zimmerman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,213,714
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,213,714

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,213,714
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.21%*
12.	TYPE OF REPORTING PERSON (see instructions) IN

**Beneficial ownership percentage is based upon 23,277,563 shares of common stock, $0.001 par value per share, of JAKKS Pacific, Inc., a Delaware corporation (the “Company”), issued and outstanding as of May 12, 2014, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed with the Securities and Exchange Commission on May 13, 2014.

ITEM 1(a). Name of Issuer:

JAKKS Pacific, Inc. (the “Company”)

ITEM 1(b). Address of Issuer's Principal Executive Offices:

22619 Pacific Coast Highway

Malibu, CA 90265

ITEM 2(a). Names of Person Filing:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Prentice Capital Management, LP, a Delaware limited partnership (“Prentice Capital Management”), with respect to the Common Stock, par value $0.001 per share, of the Company (the “Shares”), reported in this Schedule 13G (the “Schedule 13G”).

(ii)	Michael Zimmerman who is the managing member of certain entities that, directly or indirectly, serve as the general partner or investment manager of certain investment funds and managed accounts that own the Shares reported in this Schedule 13G.

ITEM 2(b). Address of Principal Business Office Or, If None, Residence:

The address for the Reporting Persons is 33 Benedict Place, 2nd Floor, Greenwich, CT 06830.

ITEM 2(c). Citizenship:

Prentice Capital Management is organized under the laws of the State of Delaware. Mr. Zimmerman is a citizen of the United States.

ITEM 2(d). Title of Class of Securities:

Common Stock, $0.001 par value per share

ITEM 2(e). CUSIP Number: 47012E106

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

Not Applicable

ITEM 4. Ownership:

Prentice Capital Management serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G. Michael Zimmerman is the managing member of certain entities that, directly or indirectly, serve as the general partner or investment manager of certain investment funds and managed accounts that own the Shares reported in this Schedule 13G. As such, he may be deemed to control Prentice Capital Management and certain of the investment funds and managed accounts managed by Prentice Capital Management and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. Each of the Reporting Persons disclaims beneficial ownership of all of the Shares reported in this Schedule 13G, except to the extent of his or its pecuniary interest.

(a)	Amount Beneficially Owned: 1,213,714 Shares

(b)	Percent of class: 5.21%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,213,714 Shares

(iii)	Sole power to dispose or to direct the disposition: 0

(iv)	Shared power to dispose or to direct the disposition: 1,213,714 Shares

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

See Item 4

ITEM 9. Notice of dissolution of group.

Not applicable.

ITEM 10. Certifications.

By signing below the undersigned certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2014 PRENTICE CAPITAL MANAGEMENT, LP By: /s/ Michael Zimmerman Name: Michael Zimmerman Title: Chief Executive Officer /s/ Michael Zimmerman Michael Zimmerman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: June 9, 2014	PRENTICE CAPITAL MANAGEMENT, LP /s/ Michael Zimmerman Name: Michael Zimmerman Title: Chief Executive Officer /s/ Michael Zimmerman Michael Zimmerman